Via EDGAR and Federal Express
July 13, 2011
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	C&J Energy Services, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-173177
Amendment No. 4 to Registration Statement on Form S-1
Filed June 29, 2011
File No. 333-173188
Ladies and Gentlemen:
     Set forth below are the responses of C&J Energy Services, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 12, 2011, with respect to Amendment No. 4 to Registration Statement on Form S-1, File No. 333-173177 (the “IPO Registration Statement”), and Amendment No. 4 to Registration Statement on Form S-1, File No. 333-173188 (the “Shelf Registration Statement,” collectively with the IPO Registration Statement, the “Registration Statements”), filed with the Commission on June 29, 2011.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
General
1. We remind you of comments 3, 4 and 38 in our letter dated April 26, 2011. We may have comments after our review of the exhibits not yet filed.
     Response:
     The Company acknowledges the Staff’s comment and advises that all of the exhibits will be filed upon the filing of Amendment No. 5 to the IPO Registration Statement (“IPO Amendment No. 5”) and Amendment No. 5 to the Shelf Registration Statement (“Shelf Amendment No. 5,” collectively with IPO Amendment No. 5, the “Amendments”). The

Securities and Exchange Commission
July 13, 2011

Company further advises the Staff that the Company expects to file the Amendments on or about July 18, 2011. The Company further acknowledges that the Amendments will include all information that we are not entitled to omit under Rule 430A of Regulation C. The Company has not received a copy of the FINRA no objections letter at this time. However, the Company acknowledges that prior to requesting accelerated effectiveness, we will provide the Staff with a copy of the FINRA no objections letter. Underwriters’ counsel will provide an additional response letter to FINRA upon the filling of IPO Amendment No. 5, which underwriter’s counsel believes should address any remaining FINRA requirements.
2. We note your disclosure at page 60 that you maintain insurance coverage of types and amounts that you believe to be customary. Please revise your disclosure to provide the policy limits with respect to your “sudden & accidental pollution” coverage.
     Response:
     The Company will update the disclosure in the Amendments to disclose its policy limits with respect to its “sudden & accidental pollution” coverage. The Company is enclosing its proposed marked copy of those pages of the IPO Registration Statement that will be affected by this update disclosure. These marked changes will be incorporated into the Amendments.
3. We note your response to comment 3 in our letter dated June 3, 2011 relating to the “additional substances” involved in your hydraulic fracturing services. We also note your disclosure at page 2 that as part of such services you determine “the proper fluid, proppant and injection specifications to maximize production.” Please tell us what substances constitute such additional substances. In addition, please tell us how many gallons of hydraulic fracturing fluid on average (not including the proppants or such additional substances) are used for a well completion and a stimulation or workover of an existing well.
     Response:
     The Company acknowledges the Staff’s comment and has supplementally provided to the Staff the the information requested in this comment.

Securities and Exchange Commission
July 13, 2011

     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at (713) 260-9902 or David P. Oelman of Vinson & Elkins LLP at (713) 758-3708.

Very truly yours, C&J Energy Services, Inc.
By:	/s/ Theodore R. Moore
Theodore R. Moore
Vice President--General Counsel

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IPO

We believe that our equipment is rigorously maintained and suitable for our current operations Most of our hydraulic fracturing fleets are serviced by our own mechanics who work onsite or at one of our facilities We regularly perform preventative maintenance on our equipment in order to avoid any major equipment failures which could result in extended equipment downtime

We have entered into operating leases with financial institutions covering approximately $15 0 million of equipment consisting of one blender, one chemical additions truck, four fracturing sanders, twelve trailer-mounted fracturing pumps, eight freightliners and seven tractors The operating leases terminate on August 1, 2014 and both operating leases may be extended at our election subject to certain terms and conditions Pursuant to the operating leases, we have the option to purchase all of the leased equipment

Principal Properties

Our corporate headquarters are located at 10375 Richmond Avenue, Suite 2000, Houston, Texas 77042 We lease 24,365 square feet of general office space at our corporate headquarters The lease expires on January 31, 2017 As of March 31, 2011, we owned or leased the following additional principal properties

Location	Type of Facility	Size	Leased or Owned	Expiration of Lease
500 North Shoreline Blvd , Suite 350 Corpus Christi, Texas 78401	general office space	7,685 square feet of building space	Leased	July 31, 2015
5604 Medco Drive Marshall, Texas 75672	general office space, warehouse and maintenance center	14 acres, 37,000 square of building space	Land — Leased Building — Owned	December 18, 2011
214 W 13th Street Elk City, Oklahoma 73644	general office space, warehouse and repair facility	1 85 acres, 9,000 square feet of building space	Leased	January 14, 2012
4460 Highway 77 Robstown, Texas 78380	general office space, warehouse and maintenance center	14 6 acres, 61,000 square feet of building space	Owned	—

We also lease several smaller facilities, which leases generally have terms of one to three years We believe that our existing facilities are adequate for our operations and their locations allow us to efficiently serve our customers in the South Texas, East Texas/North Louisiana and Western Oklahoma regions We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility

Risk Management and Insurance

Our operations are subject to hazards inherent in the oil and gas industry, including accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills These conditions can cause

- personal injury or loss of life,
- damage to, or destruction of property, equipment, the environment and wildlife, and
- suspension of operations

In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims

59

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Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury

Despite our efforts to maintain high safety standards, we from time to time have suffered accidents, and there is a risk that we will experience accidents in the future In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations

Insert Rider Insurance

We maintain insurance coverage of types and amounts that we believe to be customary in the industry including workers' compensation, employer's liability, sudden & accidental pollution, umbrella, comprehensive commercial general liability, business automobile, property and equipment physical damage insurance Our insurance coverage may be inadequate to cover our liabilities In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements

We enter into Master Service Agreements ("MSAs") with each of our customers Our MSAs delineate our and our customer's respective indemnification obligations with respect to the services we provide With respect to our hydraulic fracturing services, our MSAs typically provide for knock-for-knock indemnification for all losses, which means that we and our customers assume liability for damages to or caused by our respective personnel and property For catastrophic losses, our MSAs generally include industry-standard carve-outs from the knock-for-knock indemnities, pursuant to which our customers (typically the exploration and production company) assume liability for (i) damage to the hole, including the cost to re-drill, (ii) damage to the formation, underground strata and the reservoir, (iii) damages or claims arising from loss of control of a well or a blowout, and (iv) allegations of subsurface trespass Additionally, our MSAs typically provide that we can be held responsible for events of catastrophic loss only if they arise as a result of our willful misconduct

Our MSAs provide for industry-standard pollution indemnities, pursuant to which we assume liability for surface pollution associated with our equipment and resulting from our negligent actions, and our customer assumes (without regard to fault) liability arising from all other pollution, including, without limitation, underground pollution and pollution emanating from the wellbore as a result of an explosion, fire or blowout

The description of our insurance and our indemnification provisions set forth above is a summary of their material terms Future MSAs or insurance policies may change as a result of market and other conditions

Legal Proceedings

We are subject to various legal proceedings and claims arising in the ordinary course of our business Our management does not expect the outcome in any of these known legal proceedings, individually or collectively, to have a material adverse effect on our financial condition or results of operations

Government Regulations

We operate under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials, the possession and handling of radioactive materials, the transportation of explosives, the protection of the environment, and motor carrier operations Regulations concerning equipment certification create an ongoing need for regular maintenance, which is incorporated into our daily operating procedures The oil and gas industry is subject to environmental regulation pursuant to local, state and federal legislation

60

Rider Insurance (Shelf/IPO)

Our sudden and accidental pollution insurance coverage currently consists of $1 million each event limit of underlying coverage, with $20 million each event limit of excess coverage. Additionally, our wholly-owned subsidiary, Total E&S, Inc., currently maintains additional sudden and accidental pollution insurance coverage consisting of $1 million each occurrence underlying coverage, with $10 million each occurrence excess coverage. We are currently negotiating new underlying and excess coverage policies in connection with our August 12, 2011 renewal date under our existing policies. We expect our new underlying and excess coverage policies to increase our sudden and accidental pollution insurance coverage limits. As discussed below, our Master Service Agreements provide, among other things, that our customers assume (without regard to fault) liability for underground pollution and pollution emanating from the wellbore as a result of an explosion, fire or blowout. We retain the risk for any liability not indemnified by our customers in excess of our insurance coverage.

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Shelf

lease expires on January 31, 2017 As of March 31, 2011, we owned or leased the following additional principal properties.

Location	Type of Facility	Size	Leased or Owned	Expiration of Lease
500 North Shoreline Blvd , Suite 350 Corpus Christi, Texas 78401	general office space	7,685 square feet of building space	Leased	July 31, 2015
5604 Medco Drive Marshall, Texas 75672	general office space, warehouse and maintenance center	14 acres, 37,000 square of building space	Land — Leased Building — Owned	December 18, 2011
214 W 13th Street Elk City, Oklahoma 73644	general office space, warehouse and repair facility	1 85 acres, 9,000 square feet of building space	Leased	January 14, 2012
4460 Highway 77 Robstown, Texas 78380	general office space, warehouse and maintenance center	14.6 acres, 61,000 square feet of building space	Owned	—

We also lease several smaller facilities, which leases generally have terms of one to three years. We believe that our existing facilities are adequate for our operations and their locations allow us to efficiently serve our customers in the South Texas, East Texas/North Louisiana and Western Oklahoma regions. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility.

Risk Management and Insurance

Our operations are subject to hazards inherent in the oil and gas industry, including accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills These conditions can cause:

- personal injury or loss of life;
- damage to, or destruction of property, equipment, the environment and wildlife, and
- suspension of operations.

In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.

Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury

Despite our efforts to maintain high safety standards, we from time to time have suffered accidents, and there is a risk that we will experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations

We maintain insurance coverage of types and amounts that we believe to be customary in the industry including workers' compensation, employer's liability, sudden & accidental pollution, umbrella, comprehensive commercial general liability, business automobile, property and equipment physical

45

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Insert Rider Insurance

damage insurance Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements.

We enter into Master Service Agreements ("MSAs") with each of our customers. Our MSAs delineate our and our customer's respective indemnification obligations with respect to the services we provide. With respect to our hydraulic fracturing services, our MSAs typically provide for knock-for-knock indemnification for all losses, which means that we and our customers assume liability for damages to or caused by our respective personnel and property. For catastrophic losses, our MSAs generally include industry-standard carve-outs from the knock-for-knock indemnities, pursuant to which our customers (typically the exploration and production company) assume liability for (i) damage to the hole, including the cost to re-drill, (ii) damage to the formation, underground strata and the reservoir, (iii) damages or claims arising from loss of control of a well or a blowout; and (iv) allegations of subsurface trespass. Additionally, our MSAs typically provide that we can be held responsible for events of catastrophic loss only if they arise as a result of our willful misconduct.

Our MSAs provide for industry-standard pollution indemnities, pursuant to which we assume liability for surface pollution associated with our equipment and resulting from our negligent actions, and our customer assumes (without regard to fault) liability arising from all other pollution, including, without limitation, underground pollution and pollution emanating from the wellbore as a result of an explosion, fire or blowout

The description of our insurance and our indemnification provisions set forth above is a summary of their material terms. Future MSAs or insurance policies may change as a result of market and other conditions.

Legal Proceedings

We are subject to various legal proceedings and claims arising in the ordinary course of our business. Our management does not expect the outcome in any of these known legal proceedings, individually or collectively, to have a material adverse effect on our financial condition or results of operations.

Government Regulations

We operate under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials, the possession and handling of radioactive materials, the transportation of explosives, the protection of the environment, and motor carrier operations. Regulations concerning equipment certification create an ongoing need for regular maintenance, which is incorporated into our daily operating procedures. The oil and gas industry is subject to environmental regulation pursuant to local, state and federal legislation

Among the services we provide, we operate as a motor carrier and therefore are subject to regulation by the DOT and by various state agencies These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations; regulatory safety; hazardous materials labeling, placarding and marking; financial reporting; and certain mergers, consolidations and acquisitions There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size.

46

Rider Insurance (Shelf/IPO)

Our sudden and accidental pollution insurance coverage currently consists of $1 million each event limit of underlying coverage, with $20 million each event limit of excess coverage. Additionally, our wholly-owned subsidiary, Total E&S, Inc., currently maintains additional sudden and accidental pollution insurance coverage consisting of $1 million each occurrence underlying coverage, with $10 million each occurrence excess coverage. We are currently negotiating new underlying and excess coverage policies in connection with our August 12, 2011 renewal date under our existing policies. We expect our new underlying and excess coverage policies to increase our sudden and accidental pollution insurance coverage limits. As discussed below, our Master Service Agreements provide, among other things, that our customers assume (without regard to fault) liability for underground pollution and pollution emanating from the wellbore as a result of an explosion, fire or blowout. We retain the risk for any liability not indemnified by our customers in excess of our insurance coverage.